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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Rimrock Funds Trust (the “Trust”)

3.	Securities and Exchange Commission File No.: 811-23396

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application         ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Innovation Drive, Suite 200, Irvine, California 92617

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Robert S. De Leon, Esquire

Rimrock Capital Management, LLC

100 Innovation Drive, Suite 200

Irvine, California 92617

(949) 381-7800

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

As to records of the Trust’s investment adviser

Rimrock Capital Management, LLC

100 Innovation Drive, Suite 200

Irvine, California 92617

(949) 381-7800

As to records of the Trust’s transfer agent, custodian and fund accountant/administrator:

The Northern Trust Company

50 South LaSalle Street

Chicago, IL 60675

As to records of the Trust’s distributor:

Foreside Financial Services, LLC

3 Canal Plaza, Suite 100

Portland, ME 04101

866-251-6920

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end            ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Rimrock Capital Management, LLC

100 Innovation Drive, Suite 200

Irvine, California 92617

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Financial Services, LLC

3 Canal Plaza, Suite 100

Portland, ME 04101

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and addressees): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐Yes          ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-__________

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒   Yes          ☐ No

If Yes, state the date on which the board vote took place: January 19, 2023

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐   Yes            ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Article VIII, Section 2 of the Trust’s Agreement and Declaration of Trust allows for termination of the Trust and its series by action of the Board of Trustees by written notice to shareholders. Shareholders of the Rimrock Core Bond Fund (the “Core Bond Fund”), a series of the Trust, were provided written notice of the Core Bond Fund’s liquidation and termination pursuant to a supplement to the Core Bond Fund’s prospectus and statement of additional information (“SAI”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 1, 2023. Shareholders of the Rimrock Emerging Markets Corporate Credit Fund (the “EM Corporate Credit Fund”), a series of the Trust, were provided written notice of the EM Corporate Credit Fund’s liquidation and termination pursuant to a supplement to the EM Corporate Credit Fund’s prospectus and SAI filed with the Commission on February 6, 2023.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒   Yes                ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: February 28, 2023

(b)	Were the distributions made on the basis of net assets?

☒   Yes                ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒   Yes               ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐   Yes                 ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: N/A

Has the fund issued senior securities?

☐   Yes                ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☐   Yes                ☒ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

There are no remaining shareholders of the Trust.

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐   Yes         ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒   Yes            ☐ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

As of the date this Form is filed, the Trust continues to hold $24,538.51 in cash.

(b)	Why has the fund retained the remaining assets?

The Trust has set aside cash as a reserve established to cover its remaining legal, accounting and other administrative liabilities as well as certain liquidation expenses. These amounts are expected to exceed the amount of cash held, with the difference to be paid for by Rimrock Capital Management LLC, the Trust’s investment adviser.

(c)	Will the remaining assets be invested in securities?

☐   Yes               ☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒   Yes              ☐ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

The Trust has outstanding legal, accounting, and other administrative liabilities, including those incurred in connection with liquidation.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The Trust has set aside cash to cover its remaining liabilities, and Rimrock Capital Management LLC will pay additional liquidation expenses.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $11,000

(ii)	Accounting expenses: $236.66

(iii)	Other expenses (list and identify separately):

Administrator, TA and Custody	$1,624.98
Distributor	$236.66
Miscellaneous Reimbursements	$(423.13)

(iv)	Total expenses (sum of lines (i)-(iii) above): ): $25,438.51

(b)	How were those expenses allocated? Pro rata and actual

(c)	Who paid those expenses? The Trust’s shareholders paid the expenses in connection with the liquidation.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐   Yes             ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes           ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: N/A

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Rimrock Funds Trust, (ii) he is the President of Rimrock Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

Rimrock Funds Trust

By:	/s/ Scott Dubchansky
Scott Dubchansky
President

Date: May 2, 2023